Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT

16 December 2022

Bionomics appoints Spyridon “Spyros” Papapetropoulos as President and Chief Executive Officer

Experienced biotech executive to lead the next phase of growth

Bionomics Limited (ASX: BNO, Nasdaq: BNOX), (Bionomics or the Company) a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need, today announced that it has appointed Spyridon “Spyros” Papapetropoulos, M.D. as President and Chief Executive Officer (CEO), effective 5 January 2023. Errol B. De Souza, Ph.D., who has been serving as Bionomics’ Executive Chairman since November 2018, will continue in his role through 31 December 2022 to ensure a seamless transition, and will resume the role of Non-Executive Chairman of the Board of Directors effective 1 January 2023.

Spyros is an experienced biopharmaceutical executive, a recognized neuroscientist/neurologist, and change agent with a 25-year career focused on CNS disorders. He held various positions of increasing responsibility at CNS-focused start-up/small, medium specialty and large biopharma companies. Since 2020, he has been the Chief Medical Officer of Vigil Neuroscience Inc, a Nasdaq-listed biopharmaceutical company developing a pipeline of neuroimmune targeted therapeutics for the treatment of neurodegenerative disorders. Prior to joining Vigil, he served as Chief Development Officer, and SVP, Head of Development at Acadia Pharmaceuticals Inc., CEO at SwanBio Therapeutics, and EVP of Research & Development and Chief Medical Officer at Cavion. Before Cavion, he held senior/executive positions at Biogen Inc., Allergan plc, Pfizer Inc., and Teva Pharmaceuticals Inc. Spyros has filed multiple INDs and has overseen a broad spectrum of CNS biopharmaceutical development programs (small molecules, biologics, gene therapy), leading to successful regulatory filings (>20 INDs and multiple NDAs/BLAs) and new product launches worldwide. Spyros received his MD and PhD in Greece from the University of Patras, School of Medicine and before joining the biopharmaceutical industry served as faculty at the Department of Neurology of the University of Miami, School of Medicine.

Dr. De Souza commented “Bionomics is at a key inflection point in its development and potential transition from an early-stage development organization to a later stage clinical development and commercial organization as we await the data from our two ongoing Phase 2 clinical trials of BNC210 for the acute treatment of social anxiety disorder and chronic treatment of post-traumatic stress disorder by year end 2022 and mid-2023, respectively. Having led the Company turn around over the past three years, I am delighted to hand over the reins to Spyros to leverage his extensive experience in leading R&D and commercial organizations in both the private and public sector and small biotech and large pharmaceutical

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

companies to continue to progress the pipeline and in doing so, build value for patients and shareholders. I will continue to be closely involved with Bionomics in my oversight role as Non-Executive Chairman of the Board.”

Dr. Papapetropoulos added, “I am delighted to be joining Bionomics as President, CEO and Director and building upon the great strides the Company has made under Errol’s leadership. The psychiatric and neurological disorders which Bionomics is targeting represent large, unsolved medical challenges for which patients need new options. I look forward to working with the Board, the management team and Bionomics employees in leading the Company as we prepare for its next stage of growth.”

Dr. Papapetropoulos will be formally appointed as President, Chief Executive Officer and Director on 5 January 2023. Dr. De Souza will remain as Executive Chair until 31 December 2022, and from 1 January 2023 will become Non-Executive Chair. In consequence of the timing of the appointment and transition arrangements, Dr. De Souza will continue to be entitled to compensation arrangements in line with those under his existing employment contract (refer ASX Announcement dated 1 July 2021) until 30 June 2023.

Part of Dr. Papapetropoulos’ compensation will include the issue of 27,067,015 options to acquire shares in Bionomics at an exercise price equal to the volume weighted average selling price for the five (5) trading day period ending immediately prior to the grant date, subject to shareholder approval in accordance with the ASX Listing Rules and if applicable the Corporations Act 2001 (Cth) (Corporations Act). Bionomics expects to issue a notice of Extraordinary General Meeting (EGM) in the near future for the purpose of seeking the relevant approval. At the EGM a resolution to approve certain termination benefits that may be payable to Dr. Papapetropoulos will also be submitted to shareholders.

The Board of Bionomics has also resolved to grant Dr. De Souza a further 10,000,000 options to acquire shares in Bionomics at a price of A$0.052 per share subject to shareholder approval in accordance with the ASX Listing Rules and if applicable the Corporations Act. Bionomics expects that a resolution to seek approval for these options will be included in the resolutions to be considered at the forthcoming EGM. The additional options are part of the compensation of Dr. De Souza for his period as Executive Chair of Bionomics.

In accordance with ASX Listing Rule 3.16.4, Bionomics discloses:

•
the material terms of the Employment and Consulting Agreements between the Company and Dr. Papapetropoulos in Appendix A;

•
the material terms of the variation arrangements with Dr. De Souza and the terms of his ongoing appointment in Appendix B.

Released on authority of the Board.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr Connor Bernstein Vice President, Strategy and Corporate Development +1 (831) 246-3642 cbernstein@bionomics.com.au

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Exhibit 99.1

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (“SAD”) and chronic treatment of Post-Traumatic Stress Disorder (“PTSD”). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Appendix A

Material Terms of Employment Agreement

In accordance with ASX Listing Rule 3.16.4, Bionomics makes the following disclosures in relation to the material terms of the Employment Agreement between the Company and Spyridon “Spyros” Papapetropoulos.

Position	President, Chief Executive Officer and Director
Commencement Date	5 January 2023
Expiry Date	Not Applicable
Fixed Remuneration	US$525,000 per year Base Salary Reimbursement for the cost of procuring Health Benefits in the United States for an amount equal to US$2,500 per month.
Short Term Incentive (STI)

Target bonus potential of 50% of Base Salary, upon meeting the applicable performance criteria established by the Remuneration Committee of the Board against agreed financial, strategic and operational targets.

Long Term Incentive (LTI)

The issue of options will be subject to shareholder approval in accordance with the ASX Listing Rules and, if applicable, the Corporations Act, as follows:

•
grant of 27,067,015 options;

•
to be issued with an exercise price equal to the volume weighted average selling price for the five (5) trading day period ending immediately prior to the grant date, being the date on which shareholder approval for the grant is obtained; and

•
25% vesting on the 12 month anniversary with the balance vesting on a quarterly basis over a 3-year period commencing on 12 month anniversary (with acceleration in the event of a change in control and also on termination as described below).

Termination

For termination for cause or voluntary resignation without good reason: the Company will pay earned but unpaid Base Salary and Annual Bonus.

For termination without cause, resignation for good reason, the Company will:

•
pay severance of 1 times Base Salary plus a 1 time target bonus potential to be paid in equal instalments over the following 12-month period, and
•
any outstanding equity compensation awards will fully and immediately vest.

Any termination benefits in excess of the limits in the Corporations Act are subject to shareholder approval.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

Appendix B

Material Terms of Variation and Ongoing Arrangements – Dr. Errol De Souza

In accordance with ASX Listing Rule 3.16.4, Bionomics makes the following disclosures in relation to the material terms of the Employment Agreement between the Company and Dr. Errol De Souza.

•
Dr. De Souza will remain employed as Executive Chairman until 31 December 2022 and will then transition to Non-Executive Chairman on 1 January 2023, will serve under terms equivalent to other Non-Executive Directors of the Company, with a Director’s Fee as Chair determined by the Board in the usual way.

•
Dr. De Souza will retain any equity awards previously granted including 47,786,607 options issued during 2021 and a further 10,000,000 options at an exercise price of A$0.052 that will be issued to Dr. De Souza subject to obtaining shareholder approval at a forthcoming EGM.

•
Dr. De Souza will receive a monthly fee of US$46,156.25 until 30 June 2023 (inclusive of Board fees) plus US$2,166.67 per month for healthcare coverage, being the same level of compensation to which he would be entitled under his current employment arrangement.

•
Dr. De Souza would also receive 100% of his target bonus for FY 2023, payable no later than 30 June 2023, subject to remaining as a director of the Company up to and including 30 June 2023.

Bionomics Limited | 200 Greenhill Road, South Australia, +61 8 8150 7400, ABN: 53 075 582 740